UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

C.N.P.J. nº 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”), informs that, on the date hereof, BM&FBovespa - Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”) approved the request for authorization of the Company to reduce the percentage of outstanding shares (free float), as per the definition of the Corporate Governance Level 2 Listing Regulation, down to 14.13%, exclusively in the context of:

(i)        the Buyback Program of depositary share certificates (“Units”) or American Depositary Receipts (“ADRs”) issued by the Company, approved by the Board of Directors of the Company on the date hereof and described in the Material Fact disclosed by the Company also on the date hereof, according to the terms therein. The shares that form the Units and/or ADRs acquired under the Buyback Program may not be cancelled; and

(ii)       acquisitions abroad, by Banco Santander, S.A., or an affiliated entity of the economic group, of ADRs corresponding up to 2% of the total shares issued by the Company (without prejudice of the authorization for the acquisition of 1% of the total shares granted by BM&FBovespa on October 28, 2010, by Banco Madesant – Sociedade Unipessoal S.A.).

Such authorization does not interfere in the obligation undertook by Santander Brasil to reach a free float of 25% within the term set forth in the Agreement for Adoption of Corporate Governance Level 2 Practices entered into with BM&FBovespa on September 18, 2009, with effect from October 7, 2009.

São Paulo, August 24, 2011.

Carlos Alberto López Galán

Investor Relations Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 25, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer